FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 8501, 18th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF No. 01,545,826/0001-07
NIRE 35,300,147,952

Publicly-Held Company

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of GAFISA S.A. (the “Company”) are hereby invited to gather, on June 18, 2008, at 10:00 a.m., at first call, at the Company’s headquarters, in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8.501, 19° andar, at the Extraordinary General Meeting, to resolve on the following AGENDA: to approve a new Stock Option Plan to be granted to administrators and employees of the Company.

General Information:

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The Company requests that the proxies for the representation of the shareholders at the General Meeting referred to in this call notice shall be deposited, at the Company’s headquarters, Investor Relations Department, up to three (3) business days prior to the meeting.

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Shareholders participating in the Registered Share Deposit with the São Paulo Stock Exchange (“Custódia Fungível de Ações Nominativas da Bolsa de Valores de São Paulo - BOVESPA”) and willing to attend this meeting shall submit a statement of their respective equity holding, issued by the appropriate authority, up to forty-eight (48) hours prior to the meeting.

São Paulo, May 30, 2008.

Gary Robert Garrabrant
Chairman of the Board of Directors